Exhibit 10.32(a)

Bioventus LLC 4721 Emperor Blvd., Suite 100 Durham, NC 27703 USA	1-919-474-6700 1-800-396-4325 www.BioventusGlobal.com

October 17, 2019

Anthony P. Bihl III

Dear Tony:

Based on a review of federal tax law, it has recently been determined that due to your receipt of certain Profits Interest Unit grants from Bioventus LLC (the “Company”), your employment status with the Company is as a partner of the Company and not as an employee of the Company. As such, the purpose of this letter is to (a) notify you that your relationship with the Company has been officially reclassified from “employee” status to “partner” status effective October 20, 2019 and (b) provide you with a summary of how this change in classification affects your compensation and benefits, as well as the tax and tax withholding implications of this change. The following is a summary of the impact of your change in status on these items:

1.

Your compensation, including base pay and bonus target (AIP), remains unchanged; however, you will no longer receive such compensation as a W-2 employee, but instead will receive a “guaranteed payment” as a partner in the Company partnership. Your guaranteed payments will continue to be made to you on the date that the Company makes its regular payroll payments to its employees (bi-weekly). In addition to the guaranteed payments, you will also receive a “benefits stipend” and “tax stipend”, each of which are described below. Due to your partner status, the Company will no longer withhold any taxes from your guaranteed or other payments made to you. On an annual basis, the Company will provide you with a Schedule K-1 for federal and state income tax purposes.

2.

Except for the Company’s cafeteria plan for which partners are not eligible to participate, all other employee benefits with the Company will remain unchanged with respect to your ability to participate in such benefit programs and arrangements, e.g., health and welfare plan benefits, life insurance, retirement (401(k) and 401(k) plus); provided, however, that all benefits (except for 401(k) and 401(k) plus) for which the Company previously paid certain amounts on your behalf which were exempt from income taxation will now be taxable income to you. As such, the Company will provide you with an annual “benefits stipend” (which will be taxable income to you) that is equal to the aggregate value of the amount the Company would have paid on your behalf (and which would have been tax-preferred if you were an employee of the Company and not a partner), which you may, but are not required to, use to defray the cost of non-retirement related health and welfare benefit coverages you elect to secure for yourself and your eligible dependents (whether as a participant in Company sponsored plans or otherwise). The benefits stipend will be paid bi-weekly on the same date that the Company pays the guaranteed payments to you. The benefits stipend will be “grossed up” to offset any tax implications and the formula for calculation is noted in Addendum A.

3.

Should you elect to participate in the Company’s health and welfare plans, you must notify the Company’s Benefits Manager during the Company’s annual open enrollment period, indicating which plans you wish to enroll. If you chose not to participate in any of the Company’s plans, you will continue to receive that portion of the benefits stipend that is equal to the aggregate value of the amount the Company would have paid on your behalf for such benefit, which sum may, but is not required to, be used to purchase such benefit from a provider of your choice.

4.

Please also note that (a) your current Change in Control agreement and Severance Benefits agreement with the Company remain unchanged and (b) your participation in the 401(k) plan and 401(k) plus plan remain unchanged, with the only exception that you will now be deferring “earned income” as a partner instead of “W-2 compensation” as an employee. You will continue to manage your elections via the provider’s web-site and the Company will continue to make its contributions according the Plan Document via the third party provider.

5.

You will receive an annual “tax stipend”, which sum shall be calculated by the Company based on the difference of a partner versus employee status and will include the portion of FICA taxes equal to a company payment on behalf of an employee, retirement plan tax costs, health and welfare and ancillary benefits tax costs, less tax deductions and/or credits for health and welfare and ancillary benefits. The actual calculation for this payment is outlined in Addendum A and will be made by the Company each calendar year by March 15th of the calendar year following the calendar year for which the payment is attributable.

6.

In addition, you will be eligible to receive tax and other distributions and allocations as provided for in Section 3(c) of your Management Incentive Plan Award Agreement, subject to the terms of the Management Incentive Plan and Article 4 of the Bioventus LLC Amended and Restated Limited Liability Company Agreement dated as of May 4, 2012.

7.

All other terms and conditions of your employment relationship with the Company will remain unchanged. You will continue to be responsible for all of your current duties and responsibilities as Chief Executive Officer of the Company and will be required to adhere and abide by all of the Company’s policies and procedures. You will, however, be required to sign a new copy of your job description, which will reflect your status as a partner of the Company.

We truly appreciate your patience as we have worked through these changes and we regret the personal inconvenience that this has caused. Please let me know if you have any questions regarding any of the above. If not, please sign where indicated below and return a copy to me.

Sincerely,

/s/ William A. Hawkins III
William A. Hawkins III
Chairman, Bioventus Board of Managers

Accepted & Agreed:

/s/ Anthony P. Bihl III
Anthony P. Bihl 10/18/2019

Date

Addendum A

Benefits Stipend Calculation:

Aggregate Value of benefits stipend on a bi-weekly basis = Employer Contribution for all eligible benefits elected/covered under

Biweekly Aggregate Value of benefits = Biweekly Net Payment

Tax Stipend Calculation:

Bioventus Payroll will calculate the following:

Employer Medicare portion + Taxes on 401K contributions (company and individual contributions) + cost of H & W and ancillary benefits plan x a mutually agreed tax rate of 42% less tax deductions and/or credits for health and welfare and ancillary benefits = Tax Stipend

Tax rate of 42*% includes:

•	Federal Tax

•	State Withholding Rate

•	Employer Medicare portion

*Tax rate will be reviewed annually and adjusted if Federal or State tax rates change. The Tax Stipend will be made by the Company each calendar year by March 15th of the calendar year following the calendar year for which the payment is attributable.